

Mail Stop 7010

July 8, 2005

<u>Via U.S. Mail and Facsimile</u>

Mr. Roy G. Warren
Chief Executive Officer
Bravo Foods International Corp.
11300 US Highway 1
North Palm Beach, Florida  33408

> **RE:   Bravo Foods International Corp.**
> **Form SB-2, filed June 10, 2005**
> **File No. 333-125733**

Dear Mr. Warren:

We have limited our review of your filing to the sections entitled "Selling Stockholders" and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.  We have the following comments on your filings. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.

<u>Selling Stockholders, page 44</u>

1.   For each non-natural entity listed in the Selling Stockholders table, identify the natural person(s) with investment decision and voting power.

2.      Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer?  If any selling stockholder is a registered broker-dealer other than those who have provided placement agent or investment banking services to the Company, they should be names as underwriters.  Additionally, tell us whether any of the selling stockholders is an affiliate of a registered broker-dealer.  With respect to any affiliate of a registered broker-dealer, expand the disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business.  Also, indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.

Terms of Financings, page 47

June 2004, page 47

3.      Expand your disclosure to explain why you amended the exercise price of the warrants issued to Longview Fund, Alpha Capital Aktiengesellschaft, Whalehaven Funds Limited and Stonestreet Limited Partnership.  We may have further comment upon reviewing your response.

Closing Comments

        As appropriate, please amend your filings in response to these comments.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Melinda Kramer at (202) 551-3726, or Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Steve Fleming, Esq.

        Melinda Kramer